                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                           BOBAE CITY GAS CO., LTD.,
                           DAEIL CITY GAS CO., LTD.,
                       DONGBU HAEYANG CITY GAS CO., LTD.,
                                      AND
                           BYUCKSAN ENERGY CO., LTD.

           Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of Bobae City Gas Co., Ltd. ("Bobae"), Daeil City Gas Co., Ltd. ("Daeil"), Dongbu Haeyang City Gas Co., Ltd. ("Dongby Haeyang") and Byucksan Energy Co., Ltd. ("Byucksan Energy"), each a corporation formed under the laws of the Republic of Korea ("Korea") (collectively, the "Korean Companies"), for the purpose of notifying the Securities and Exchange Commission that each Korean Company is a "foreign utility company" under such
Section 33(a). Enron proposes to make an indirect acquisition of an interest in each Korean Company in the manner described below.

           The acquisition will be made by SK-Enron Co., Ltd., a Korean company ("SK-Enron"). Fifty percent of the voting securities of SK-Enron are owned by SK Corporation, a Korean corporation ("SK"), which has its principal office at 26-4 Yoido-dong, Yongdungpo-gu, Seoul, 150-010, Korea. The other 50% of the voting securities of SK-Enron are owned by Enron International Korea LLC, a Delaware limited liability company ("Enron Korea"). Enron Korea is a wholly-owned subsidiary of Enron International Korea Holdings Company Ltd., a Cayman Islands company, which is a wholly-owned subsidiary of Enron International Korea Holding Corp., a Delaware corporation, which is a wholly-owned subsidiary of Enron.

           The voting securities of each Korean Company are presently owned by the Byucksan Group, a Korean conglomerate. At the closing, the Byucksan Group will sell to SK-Enron direct or indirect ownership of 100% of the voting securities of each Korean Company, as set forth below.
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ITEM 1

           Set forth below is the following information for each Korean
Company: (a) its name; (b) its business address; (c) a description of its facilities used for the distribution at retail of natural or manufactured gas or for the generation of electric energy for sale; and (d) the ownership of each Korean Company after the closing.

BOBAE


      (a)  Name: Bobae City Gas Co., Ltd.

      (b)  Business Address: 837, Palbong-dong, Iksan-si, Jeonrabuk-do, Korea.

      (c) Description of Facilities: A gas distribution system serving the city of Iksan in the western part of Korea.

      (d)  Shareholders:

                Name                   Shares            Percentage
                ----                   ------            ----------
                SK-Enron              261,630                51

                Daeil                 251,370                49


DAEIL

      (a)  Name: Daeil City Gas Co., Ltd.

      (b) Business Address: Hoopyung-1-dong, #311-8, Chuncheon-si, Kangwon-do, Korea.

      (c) Description of Facilities: A gas distribution system serving the city of Chunchon in the northern part of Korea.


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      (d)  Shareholders:

                Name                   Shares            Percentage
                ----                   ------            ----------

                SK-Enron               346,000              86.5

                Dongbu Haeyang         54,000               13.5

DONGBU HAEYANG

      (a)  Name: Dongbu Haeyang City Gas Co., Ltd.

      (b)  Business Address: 1603-9 Jorye-Dong, Suncheon Shi, Jeonnam-do, Korea.

      (c) Description of Facilities: A gas distribution system serving the city of Sunchon in the southern part of Korea.

      (d)  Shareholders:

                Name                   Shares            Percentage
                ----                   ------            ----------

                SK-Enron               1,222,734            100


BYUCKSAN ENERGY

      (a)  Name: Byucksan Energy Co., Ltd.

      (b)  Business Address: 803-23, Shinheung-dong, Iksan-si, Jeonrabuk-do,
Korea.

      (c) Description of Facilities: A 21 megawatt coal-fired cogeneration plant located in the city of Iksan, Korea.


      (d)  Shareholders:

                Name                   Shares            Percentage
                ----                   ------            ----------

                SK-Enron               485,000              86.84

                Dongbu Haeyang          75,000              13.16




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ITEM 2

           Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company will be an "associate company" of each Korean Company, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company will not own any of the shares of any Korean Company.

           State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                           ENRON CORP.



                                           By: /s/ JAMES V. DERRICK, JR.
                                              -------------------------------
                                                James V. Derrick, Jr.
                                                Executive Vice President and
                                                  General Counsel


                                           December 13, 1999





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